October 8, 2008

Mr. Kevin L. Vaughn,

Accounting Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E., Mail Stop 5546

Washington, DC 20549

Re:

World Energy Solutions, Inc.

Form 10-KSB for the year ended December 31, 2007

Form 10-QSB for the quarter ended March 31, 2008

Form 10-Q for the quarter ended June 30, 2008

File No. 0- 25097

Dear Mr. Vaughn:

This letter and its attachments are being submitted in response to the Securities and Exchange Commission (“SEC” or “Commission”) staff’s comment letter of September 16, 2008 (the “Letter”) directed to World Energy Solutions, Inc. (“WES” or the “Company”) regarding the referenced periodic filings.  We will respond to each of the Commission staff’s comments in the order in which they appear in the Letter.

Form 10-KSB for the year ended December 31, 2007

Item 8A.  Controls and Procedures, page 15

Comment:

1.

…

Please revise your disclosure to provide separate disclosures addressing your conclusions for each of disclosure controls and procedures based on Item 307 of Regulation S-K and your internal controls over financial reporting based on Item 308(T) of Regulation S-K.

3900A 31st Street North, Saint Petersburg, Florida 33714 727-525-5552  727-499-7413 Fax

Kevin L. Vaughn, Acct. Br. Chief

Re: World Energy Solutions

October 8, 2008

Response:

Attached hereto as Appendix “A” is a draft of an abbreviated Form 10-KSB/A that contains the amendment of Item 8A Controls and Procedures as suggested by the Commission staff.  You will notice that we have placed into separate paragraphs, our conclusions relating to disclosure controls and procedures and internal controls over financial reporting. We are providing the proposed amendment to the SEC in draft form to ensure we are including the proper Item 8A disclosures prior to filing with the SEC via the EDGAR system. If this proposed amendment is acceptable, we also will file the revised Exhibit 31 draft that was attached to our September 3, 2008 letter.

Comment:

2.

Further to the above, we note your disclosure that “the Company … does not expect that its disclosure controls and procedures … will prevent all error and all fraud.” … Please revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives….”

Response:

Attached hereto as Appendix “A” is a draft of an abbreviated Form 10-KSB/A that contains the amendment of Item 8A Controls and Procedures.  We have addressed the staff’s comment in the proposed amendment.  We are providing the proposed amendment to the SEC in draft form to ensure we are including the proper Item 8A disclosures prior to filing with the SEC via the EDGAR system.

Note 2 – Mergers and Acquisitions, page F-3

Comment:

3.

Please refer to prior comment 3. We note from your response that you fully anticipated that the technology you acquired would result in future sales and that you also anticipated undertaking further development of the acquired technology.  We further note your disclosures in your June 30, 2008 Form 10-Q that you expect to further develop the related technology.  In light of these disclosures, it is not clear why you believe that the impaired assets will not be held and used in your future operations.  Please tell us why you believe your current presentation of the impairment of the assets as a non-operating expense complies with paragraph25 of SFAS 144 and Item 5-03.9 of Regulation S-X.  Please note this comment also applies to your June 10, 2008 transaction with Advanced Alternative Energy, Inc.

Response:

In all the acquisitions noted in your comments, management was unable to provide any positive undiscounted cash flow projections related to any of the rights for the technologies

Kevin L. Vaughn, Acct. Br. Chief

Re: World Energy Solutions

October 8, 2008

identified at the time of each acquisition. As a result, the allocation of the acquisition price was unable to support any value associated with the rights acquired and the impairment was necessary. The business purpose was to acquire the rights to the technologies and the cash in each entity.

In response to the classification of the impairments not currently included in loss from operations, we have considered what impact, if any, the reclassification might have on users of the issued financial statements.

We note no effect to the balance sheet as a result of this reclassification. The net loss and loss per common share would also remain unchanged.  Loss from operations would increase by the impairment amount for each period in which impairment was recorded.

We also took into consideration qualitative factors related to the potential materiality of the error on the financial statements.  The error does not change the trend in earnings (losses), expectations of the general public, the direction of the net loss or loss from operations, compliance with contractual requirements and was not an intentional misstatement to mislead users of the financial statements.

In our professional judgment, we do not believe that this reclassification would affect the judgment of a reasonable person relying upon the currently issued financial statements.

Since we believe this reclassification not to be material, we do not consider it necessary to amend the Company’s 10KSB or 10Q’s for the periods related to your comments.  Instead, we would like to suggest that we reclassify the impairment amounts in future filings with the SEC and will follow the disclosure guidance of SFAS 154 – “Accounting Changes and Error Corrections” in such filings.

Comment:

4.

Further to the above, we note that you immediately impaired the intangible assets acquired in the Hydrogen Safe Technologies asset acquisition in September 2007.  Further it appears that you also immediately impaired the intangible assets acquired in the Advanced Alternative Energy asset acquisition in June 2008.  Please clarify for us the business purpose for the acquisitions of these assets in light of your determination as indicated in your response to prior comment that the assets would not be held and used.  Tell us and revise your disclosures in future filings to clearly disclose the specific purpose for each asset acquisition and how you believe each asset acquisition will benefit the company.

Response:

In all the acquisitions noted in your comments, management was unable to provide any positive undiscounted cash flow projections related to any of the rights for the technologies identified at the time of each acquisition. As a result, the allocation of the acquisition price was unable to support any value associated with the rights acquired and the impairment was

Kevin L. Vaughn, Acct. Br. Chief

Re: World Energy Solutions

October 8, 2008

necessary. The business purpose was to acquire the rights to the technologies and the cash in each entity.

In response to the classification of the impairments not currently included in loss from operations, we have considered what impact, if any, the reclassification might have on users of the issued financial statements.

We note no effect to the balance sheet as a result of this reclassification. The net loss and loss per common share would also remain unchanged.  Loss from operations would increase by the impairment amount for each period in which impairment was recorded.

We also took into consideration qualitative factors related to the potential materiality of the error on the financial statements.  The error does not change the trend in earnings (losses), expectations of the general public, the direction of the net loss or loss from operations, compliance with contractual requirements and was not an intentional misstatement to mislead users of the financial statements.

In our professional judgment, we do not believe that this reclassification would affect the judgment of a reasonable person relying upon the currently issued financial statements.

Since we believe this reclassification not to be material, we do not consider it necessary to amend the Company’s 10KSB or 10Q’s for the periods related to your comments.  Instead, we would like to suggest that we reclassify the impairment amounts in future filings with the SEC and will follow the disclosure guidance of SFAS 154 – “Accounting Changes and Error Corrections” in such filings.

Form 10-QSB for the quarter ended March 31, 2008

Comment:

5.

We note that your response to prior comment 7. … Please file your abbreviated amendment on Form 10-Q/A rather than Form 10-QSB/A.

Response:

We respectfully acknowledge the Commission staff’s comment and will file our abbreviated amendment on Form 10-Q/A.

Comment:

6.

We note your response to prior comment 6 and the proposed revised disclosures to be included in your Form 10-Q/A. … [R]evise the disclosures to only present the disclosures required by Item 307 of Regulation S-K.  Please note this comment also applies to your Form 10-Q for the quarter ended June 30, 2008.

Kevin L. Vaughn, Acct. Br. Chief

Re: World Energy Solutions

October 8, 2008

Response:

We respectfully acknowledge the Commission staff’s comment and will only include the disclosures required by Item 307 of Regulation S-K when we file our abbreviated amendment on Form 10-Q/A in the form attached hereto as Appendix “B”.  We will make this same adjustment to our abbreviated amendment to the Form 10-Q for the quarter ended June 30, 2008 as reflected by Appendix “C”.

Form 10-Q for the quarter ended June 30, 2008

Notes 4.  Stock transactions and agreements, page 9

Comment:

7.

We note that you issued 100,000 shares of Series B Convertible Preferred Stock to UTEK Corporation in connection with your acquisition of Advanced Alternative Energy in June 2008.  Please tell us and revise future filings to disclose the significant terms of your Series B Convertible Preferred Stock, including voting rights, dividend rights and liquidation preferences.  Preferred to paragraph 4 of SFAS 129.

Response:

We reviewed SFAS 129, paragraph 4 and footnote 4 of our 10-Q filing for the period ended June 30, 2008.  While we did disclose the voting rights, conversion rights, dates, exercise prices and pertinent dates, we had not disclosed the fact that the Series B Convertible Preferred Stock had no liquidation preferences and had no dividend rights.  In our future filings we will include disclosure related to the fact there are no liquidation preferences and no dividend rights related to these preferred shares.  We have indicated by italics the proposed modification to the referenced paragraph disclosure within the footnote as follows:

The shares may be converted by the holder at any time into common stock prior to the sixty month anniversary of the execution of the agreement into the face value of the debenture which is $3,500,000 of common shares of WESI, based on the average of the five day closing price prior to the conversion.  At any time after six months and before the sixty month anniversary of the execution of the agreement, WESI will have the right, at its sole discretion, to repurchase at an agreed upon percentage value, any non-converted shares of the Series B Convertible Preferred Stock.  The shares may be repurchased within twelve months at 105%; within thirteen and twenty-four months at 110%; within twenty-five and thirty-six months at 115%; and at any time after thirty-six months at a 120% value.  The convertible preferred shares have no voting rights, no liquidation preferences and no dividend rights.

Kevin L. Vaughn, Acct. Br. Chief

Re: World Energy Solutions

October 8, 2008

Comment:

8.

Please revise future filings to provide disclosures required by paragraphs 40 and 41 of SFAS 128. Please note that this disclosure should include disclosure of the number of securities that could potentially dilute basic EPS in the future but were specifically excluded because to do so would have been anti-dilutive (i.e., the common shares that could be issued upon conversion of preferred stock).

Response:

We will update our future filings to include disclosures as required by paragraphs 40 and 41 of SFAS 128 to disclose the number of securities that could potentially dilute basic EPS in the future, but were not included in the computation of diluted EPS because to do so would have been anti-dilutive for the period(s) presented and will provide a description of any transactions, if in existence, that occur after the end of the most recent period but before the issuance of the financial statements that would have changed materially the number of common shares or potential common shares outstanding at the end of the period.

Comment:

Note 9.  Recent Accounting Pronouncements, page 13

9.

We note your disclosures here relating to SFAS 157, SFAS 159, and EITF 07-3.  Specifically, you state that “(you) do not expect the adoption of (the standard) to materially impact (your) financial statements” (SFAS 157 and EITF 07-3) and “(you) are currently assessing the possible impact of the adoption of this statement, but (you do) not anticipate it to materially impact the financial statements” (SFAS 159).  Since each of these standards was effective for you as of January 1, 2008, please tell us and revise the financial statements in future filings to update these disclosures.  To the extent the adoption had a material impact, revise your accounting policy disclosures to disclose the new accounting policy.  In addition, clarify if you have chosen to apply SFAS 159 to financial instruments or certain other items at fair value that were not previously required to be measured at fair value.

Response:

We propose the following updates to our future filings with modifications italicized:

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements.”  SFAS No. 157 clarifies the principle that fair value should be based on the assumptions market participants would use when pricing an asset or liability and establishes a fair value hierarchy that prioritizes the information used to develop those assumptions.  Under the standard, fair value measurements would be separately disclosed by level within the fair value hierarchy.  SFAS No. 157 was effective for financial statements issued for fiscal years beginning after November 15, 2007 and

Kevin L. Vaughn, Acct. Br. Chief

Re: World Energy Solutions

October 8, 2008

interim periods within those fiscal years, with early adoption permitted.  On February 12, 2008, the effective date for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in financial statements on a recurring basis (at least annually) was delayed to fiscal years beginning after November 15, 2008 and interim periods within those fiscal years for items within the scope of FSP FAS 157-2.  The Company has not had any material impact to its financial statements from the adoption of SFAS No. 157 and does not anticipate any material impact upon the adoption of the extended deadline for nonfinancial assets and liabilities.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities”, in February, 2007.  SFAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value.  A business entity shall report unrealized gains and losses on items for which the fair value option has been elected in earnings (or another performance indicator if the business entity does not report earnings) at each subsequent reporting date.  A not for profit organization shall report unrealized gains and losses in its statement of activities or similar statement.  This guidance is effective for fiscal years beginning after November 15, 2007, provided the entity also elects to apply the provisions of SFAS Statement No. 157, “Fair Value Measures”.  Early adoption is permitted as of the beginning of a fiscal year that begins on or before November 15, 2007.  The Company has not had a material impact to its financial statements from the adoption of SFAS No. 159.

The Financial Accounting Standards Board issued EITF 07-03, “Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities” effective for fiscal years beginning after December 15, 2007, and interim periods within those fiscal years.  Earlier application is not permitted.  The guidance states that nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized.  Such amounts should be recognized as an expense as the related goods are delivered or the related services are performed. If the goods or services are not expected to be delivered or rendered, then the capitalized advance payment should be charged to expense.  There has been no impact to the Company from the adoption of EITF 07-3, as the Company has not entered into any non-refundable advance payments for goods or services received for use in future research and development activities as of the current date and the Company does not anticipate any material impact if any such arrangements are entered into at a future date.

Comment:

10.

Further to the above, please revise future filings to disclose the impact that recently issued accounting standards will have on your financial statements when adopted in a future period. Refer to SAB Topic 11:M.

Kevin L. Vaughn, Acct. Br. Chief

Re: World Energy Solutions

October 8, 2008

Response:

In our future filings we will include disclosures as to our assessment of the impact of the adoption of the new standards.  We will include the following in our next filing:

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 162, “The Hierarchy of Generally Accepted Accounting Principles, in May, 2008.  This statement identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles (GAAP) in the United States (the GAAP hierarchy).  This guidance shall be effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board (PCAOB) amendments to AU Section 411, The Meaning of Present Fairly in Conformity with Generally Accepted Accounting Principles, which was approved by the SEC on September 16, 2008.  The Company does not anticipate any material impact due to the adoption of this Standard.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 161, “Disclosures about Derivative Instruments and Hedging Activities”, in March, 2008.  This standard has the same scope as Statement (SFAS) 133 and it is intended to enhance the current disclosure framework in Statement 133.  This Statement requires that objectives for using derivative instruments be disclosed in terms of underlying risk and accounting designation.  FAS 161, is effective for financial statements issued for fiscal years and interim periods beginning after November 15, 2008, with early application encouraged.  The Company has not entered into any derivative or hedging activities and therefore does not anticipate any material impact due to the adoption of this Standard.

The Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 160, an amendment of ARB No. 51, “Non-controlling Interest in Consolidated Financial Statements—an Amendment of ARB No. 51”, effective for fiscal years and interim periods within those fiscal years, beginning on or after December 15, 2008; with earlier adoption prohibited.   This Statement amends ARB No. 51 to establish accounting and reporting standards for the non-controlling interest in a subsidiary and for the deconsolidation of a subsidiary.  It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements and the Statement changes the way the consolidated statement is presented.  The Company has no non-controlling interests in subsidiaries as of the current date and therefore does not anticipate any material impact from the adoption of this Statement.

Comment:

Item 4T.  Controls and Procedures, Page 17

11.

We note that your assessment of your disclosure controls and procedures refers to management’s assessment as of December 31, 2007. Please revise this section to provide

Kevin L. Vaughn, Acct. Br. Chief

Re: World Energy Solutions

October 8, 2008

management’s assessment of disclosure controls and procedures as of the end of the period covered by the report.  Refer to Item 307 of Regulation S-K.

Response:

We respectfully acknowledge the Commission staff’s comment and will revise this section accordingly as reflected in the abbreviated amendment attached as Appendix “C”.

The Company acknowledges that:

•

The Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•

Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

On behalf of the Company and its management, we thank you for the opportunity to respond to the Commission staff’s comments and we are committed to working with the Commission staff to ensure compliance with federal securities laws.  If you have any questions regarding our responses to the Commission staff’s comment letter, please do not hesitate to contact me.

Sincerely,

WORLD ENERGY SOLUTIONS, INC.

/s/:  Benjamin C. Croxton

Benjamin C. Croxton,

Chief Executive Officer

Chief Financial Officer

APPENDIX “A”

--------DRAFT--------

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 10-KSB/A

Amendment No. 1

(Mark One)

(X) ANNUAL REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

( ) TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from _________ to ____________

Commission file number 0-25097

WORLD ENERGY SOLUTIONS, INC.

(Name of small business issuer in its charter)

FLORIDA                                       65-0783722

(State or other jurisdiction of                   (I.R.S. Employer

incorporation or organization)                  Identification No.)

3900A 31st Street North, St. Petersburg, Florida    33714

(Address of principal executive offices)               (Zip Code)

Issuer's telephone number: 727-525-5552

Securities registered under Section 12(b) of the Exchange Act:

Title of each class          Name of each exchange on which registered

None

Securities registered under Section 12(g) of the Exchange Act:

Common Stock

(Title of class)

Check whether the issuer is not required to file reports pursuant to Section 13 or 15(d) of the Exchange Act. (_)

Note - Checking the box above will not relieve any  registrant  required to file  reports  pursuant  to Section 13 or 15(d) of the  Exchange  Act from their obligations under those Sections.

Check  whether  the issuer (1) filed all  reports  required  to be filed by Section 13 or 15(d) of the  Exchange  Act during the past 12 months (or for such shorter period that the  registrant was required to file such reports),  and (2) has been  subject  to such  filing  requirements  for the past 90 days.  Yes (X) No(_).

Check if there is no disclosure of delinquent filers in response to Item 405 of Regulation S-B contained in this form, and no disclosure will be contained, to the best of registrant’s knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-KSB or any amendment to this Form 10-KSB (_).

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act. Yes (_) No (X)

State issuer's revenues for its most recent fiscal year:  $438,776.

State the aggregate market value of the voting and non-voting common equity held by non-affiliates computed by reference to the price at which the common equity was sold, or the average bid and asked price of such common equity, as of a specified date within the past 60 days:  $4,489,633.18 based on the average high ($0.28) and low ($0.25) price as of February 11, 2008, of $0.265 per share average.

Note: If determining whether a person is an affiliate will involve an unreasonable effort and expense, the issuer may calculate the aggregate market value of the common equity held by non-affiliates on the basis of reasonable assumptions, if the assumptions are stated.

State the number of shares outstanding of each of the issuer's classes of common equity, as of the latest practicable date: 44,845,811 shares of Common Stock as of February 11, 2008.

DOCUMENTS INCORPORATED BY REFERENCE

None

Transitional Small Business Disclosure Format (Check One): Yes (_) No (X)

Special Note Regarding Forward Looking Statements.

This abbreviated annual report on Form 10-KSB/A of World Energy Solutions, Inc. for the year ended December 31, 2007 contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby.  To the extent that such statements are not recitations of historical fact, such statements constitute forward-looking statements which, by definition, involve risks and uncertainties. In particular, statements under the Sections; Description of Business, Management's Discussion and Analysis of Financial Condition and Results of Operations contain forward-looking statements. Where, in any forward-looking statement, the Company expresses an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished.

The following are factors that could cause actual results or events to differ materially from those anticipated, and include but are not limited to: general economic, financial and business conditions; changes in and compliance with governmental regulations; changes in tax laws; and the costs and effects of legal proceedings.

You should not rely on forward-looking statements in this annual report. This annual report contains forward-looking statements that involve risks and uncertainties. We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” and similar expressions to identify these forward-looking statements.  Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this annual report.  Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by World Energy Solutions, Inc.  For example, a few of the uncertainties that could affect the accuracy of forward-looking statements include:

(a)

an abrupt economic change resulting in an unexpected downturn in demand;

(b)

governmental restrictions or excessive taxes on our products;

(c)

over-abundance of companies supplying computer products and services;

(d)

economic resources to support the retail promotion of new products and services;

(e)

expansion plans, access to potential clients, and advances in technology; and

(f)

lack of working capital that could hinder the promotion and distribution of products and services to a broader based business and retail population.

EXPLANATORY NOTE

World Energy Solutions, Inc, d/b/a World Energy Solutions (the “Company”, “WES”, “WESI”, “we” or “us”) is filing this amendment to its Annual Report on Form 10-KSB/A for the fiscal year ended December 31, 2007 that was originally filed on March 31, 2008 (the “Original 10-KSB”) in response to comments received from the Securities and Exchange Commission’s Division of Corporation Finance. This amendment includes the following:

•      additional disclosure of management's report regarding its assessment of internal control over financial reporting as required by Item 308 of Regulation S-B; and

•      additional language required by paragraph 4(b) of Item 601(b)(31) of Regulation S-B to be included in the Sarbanes-Oxley certifications (Exhibit 31) of the chief executive officer and chief financial officer for the Company.

Other than as specified above, this amendment does not modify or affect the financial statements or the notes thereto in the Original 10-KSB. This amendment does not reflect events occurring after the filing of the Original 10-KSB and does not modify or update the disclosures therein in any way other than as required to reflect the amendments as described above and set forth below. Unless the statements indicate otherwise, as used in this amendment, the terms “Company,” “we,” “us” and “our” refer collectively to WES and its subsidiaries.

PART II

Item 8A.  Controls and Procedures.

Item 8A(T). Controls and Procedures.

(a)

Management’s Conclusions Regarding Effectiveness of Disclosure Controls and Procedures and Annual Report on Internal Control Over Financial Reporting.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

With respect to the fiscal year ending December 31, 2007, under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of the design and operations of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934 and based on the criteria for effective internal control described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon our evaluation regarding the fiscal year ending December 31, 2007, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, has concluded that its disclosure controls and procedures were not effective so as to timely identify, correct and disclose information required to be included in our Securities and Exchange Commission (“SEC”) reports due to the Company’s limited internal resources and lack of ability to have multiple levels of transaction review.  Through the use of external consultants and the review process, management believes that the financial statements and other information presented herewith are materially correct.

With respect to the fiscal year ending December 31, 2007, under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of the design and operations of our internal controls over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) promulgated under the Securities Exchange Act of 1934 and based on the criteria for effective internal control described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based upon our evaluation regarding the fiscal year ending December 31, 2007, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, has concluded that its internal controls over financial reporting were not effective so as to timely identify, correct and disclose information required to be included in our Securities and Exchange Commission (“SEC”) reports due to the Company’s limited internal resources and lack of ability to have multiple levels of transaction review.  Through the use of external consultants and the review process, management believes that the financial statements and other information presented herewith are materially correct.

The Company’s disclosure controls and procedures and internal controls over financial reporting are designed to provide reasonable assurance of achieving their objectives. However, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures, or its internal controls over financial reporting will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

This Annual Report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting.  Management’s report was not subject to attestation by the Company’s independent registered public accounting firm pursuant to temporary rules of the SEC that permit the Company to provide only management’s report in this Annual Report.

This report on disclosure controls and procedures and internal controls over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

(b) Changes in Internal Controls.

There have been no changes in the Company’s disclosure controls and procedures and internal controls over financial reporting during the period ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

Item 8B.  Other Information.

None.

SIGNATURES

In accordance with Section 13 or 15(d) of the Exchange Act, the Registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLD ENERGY SOLUTIONS, INC.

Date:

October__, 2008

By:  /s/ BENJAMIN C. CROXTON

BENJAMIN C. CROXTON,

Chief Executive Officer

Chief Operating Officer

Director

October __, 2008

By:  /s/ MIKE PRENTICE

MIKE PRENTICE,

President

Chairman of the Board of Directors

October __, 2008

By: /s/ PETER W. JAMES

PETER W. JAMES,

Chief Operating Officer

Director

October __, 2008

By: /s/ ROBERT KRATZ

ROBERT KRATZ,

Director

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

Certification of Chief Executive Officer

And Chief Financial Officer

I, Benjamin C. Croxton, certify that:

1.   I have reviewed this amended annual report on Form 10-KSB/A of World Energy Solutions, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material  fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information  relating  to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)  Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

4.   The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation  of internal control over financial reporting which are reasonably likely to adversely  affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  October __, 2008

WORLD ENERGY SOLUTIONS, INC.

/s/Benjamin C. Croxton

BENJAMIN C. CROXTON

Chief Executive Officer

Chief Financial Officer

APPENDIX “B”

-------DRAFT-------

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 10-Q/A

Amendment No. 1

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d)

OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended March 31, 2008.

or

[  ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from __________ to __________.

Commission file number 000-25097

WORLD ENERGY SOLUTIONS, INC.

(Name of small business issuer in its charter)

Florida

(State or other jurisdiction of incorporation or organization)

65-0783722

(I.R.S. Employer Identification No.)

3900A 31st Street North, St. Petersburg, Florida 33714

(Address of principal executive offices and Zip Code)

Registrant’s telephone number, including area code:  727-525-5552

Indicate by check mark whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  (x) Yes (__) No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer (__)

Accelerated filer (__)

Non-accelerated filer (__)

Smaller reporting company (x)

 (Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes (__) No ( x )

The number of shares of the issuer’s common stock, par value $.001 per share, outstanding as of May 15, 2008 was 52,565,093.

Forward Looking Statements.

This amended Quarterly Report on Form 10-Q/A of World Energy Solutions, Inc. for the three month period ended March 31, 2008 contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby.  To the extent that such statements are not recitations of historical fact, such statements constitute forward-looking statements which, by definition, involve risks and uncertainties. Where, in any forward-looking statement, the Company expresses an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished.

The following are factors that could cause actual results or events to differ materially from those anticipated, and include but are not limited to: general economic, financial and business conditions; changes in and compliance with governmental regulations; changes in tax laws; and the costs and effects of legal proceedings.

You should not rely on forward-looking statements in this amended quarterly report. This amended quarterly report contains forward-looking statements that involve risks and uncertainties. We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” and similar expressions to identify these forward-looking statements.  Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this quarterly report.  Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by World Energy Solutions, Inc.  For example, a few of the uncertainties that could affect the accuracy of forward-looking statements include:

(a)

an abrupt economic change resulting in an unexpected downturn in demand;

(b)

governmental restrictions or excessive taxes on our products;

(c)

over-abundance of companies supplying energy conserving products and services;

(d)

economic resources to support the retail promotion of new products and services;

(e)

expansion plans, access to potential clients, and advances in technology; and

(f)

lack of working capital that could hinder the promotion and distribution of products and services to a broader based business and retail population.

EXPLANATORY NOTE

World Energy Solutions, Inc, d/b/a World Energy Solutions (the “Company”, “WES”, “WESI”, “we” or “us”) is filing this amendment to its Quarterly Report on Form 10-Q/A for the period ended March 31, 2008 that was originally filed on May 15, 2008 (the “Original 10-QSB”) in response to comments received from the Securities and Exchange Commission’s Division of Corporation Finance. This amendment includes the following:

•      additional disclosure of management’s report regarding its assessment of disclosure controls and procedures as required by Item 307 of Regulation S-K; and

•      additional language required by paragraph 4(b) of Item 601(b)(31) of Regulation S-K to be included in the Sarbanes-Oxley certifications (Exhibit 31) of the chief executive officer and chief financial officer for the Company.

Other than as specified above, this amendment does not modify or affect the financial statements or the notes thereto in the Original 10-QSB. This amendment does not reflect events occurring after the filing of the Original 10-QSB and does not modify or update the disclosures therein in any way other than as required to reflect the amendments as described above and set forth below. Unless the statements indicate otherwise, as used in this amendment, the terms “Company,” “we,” “us” and “our” refer collectively to WES and its subsidiaries.

PART II

Item 4.  Controls and Procedures.

Item 4(T).  Controls and Procedures.

(a)

Management’s Conclusions Regarding Effectiveness of Disclosure Controls and Procedures.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

With respect to the period ending March 31, 2008, under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of the design and operations of our disclosure controls and procedures,  as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934 and based on the criteria for effective internal control described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based upon our evaluation regarding the period ending March 31, 2008, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, has concluded that its disclosure controls and procedures were not effective so as to timely identify, correct and disclose information required to be included in our Securities and Exchange Commission (“SEC”) reports due to the Company’s limited internal resources and lack of ability to have multiple levels of transaction review.  Through the use of external consultants and the review process, management believes that the financial statements and other information presented herewith are materially correct.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  However, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

This report on internal controls over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

(b) Changes in Internal Controls.

There have been no changes in the Company’s internal control over financial reporting during the period ended March 31, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLD ENERGY SOLUTIONS, INC.

Date:  October __, 2008

/s/ BENJAMIN C. CROXTON

BENJAMIN C. CROXTON,

Chief Executive Officer

Chief Financial Officer

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

Certification of Chief Executive Officer

I, Benjamin C. Croxton, certify that:

1.   I have reviewed this amended quarterly report on Form 10-Q/A of World Energy Solutions, Inc.;

2.   Based on my knowledge, this report does not contain any untrue statement of a material  fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.   The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)  Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information  relating  to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)  Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

4.   The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)  All significant deficiencies and material weaknesses in the design or operation  of internal control over financial reporting which are reasonably likely to adversely  affect the registrant’s ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  October __, 2008

WORLD ENERGY SOLUTIONS, INC.

/s/Benjamin C. Croxton

BENJAMIN C. CROXTON

Chief Executive Officer

Chief Financial Officer

APPENDIX “C”

-------DRAFT-------

United States

Securities and Exchange Commission

Washington, D.C. 20549

Form 10-Q/A

Amendment No. 1

[X] QUARTERLY REPORT UNDER SECTION 13 OR 15(d)

OF THE

SECURITIES EXCHANGE ACT OF 1934

For the quarterly period ended June 30, 2008.

or

[  ] TRANSITION REPORT UNDER SECTION 13 OR 15(d) OF THE EXCHANGE ACT

For the transition period from __________ to __________.

Commission file number 000-25097

WORLD ENERGY SOLUTIONS, INC.

(Name of small business issuer in its charter)

Florida

(State or other jurisdiction of incorporation or organization)

65-0783722

(I.R.S. Employer Identification No.)

3900A 31st Street North, St. Petersburg, Florida 33714

(Address of principal executive offices and Zip Code)

Registrant’s telephone number, including area code:  727-525-5552

Indicate by check mark whether the registrant: (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  (x) Yes (__) No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company.  See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer (__)

Accelerated filer (__)

Non-accelerated filer (__)

Smaller reporting company (x)

 (Do not check if a smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act) Yes (__) No ( x )

The number of shares of the issuer’s common stock, par value $.001 per share, outstanding as of August 1, 2008 was 75,225,005.

Forward Looking Statements.

This amended Quarterly Report on Form 10-Q/A of World Energy Solutions, Inc. for the six month period ended June 30, 2008 contains certain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which are intended to be covered by the safe harbors created thereby.  To the extent that such statements are not recitations of historical fact, such statements constitute forward-looking statements which, by definition, involve risks and uncertainties. Where, in any forward-looking statement, the Company expresses an expectation or belief as to future results or events, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement of expectation or belief will result or be achieved or accomplished.

The following are factors that could cause actual results or events to differ materially from those anticipated, and include but are not limited to: general economic, financial and business conditions; changes in and compliance with governmental regulations; changes in tax laws; and the costs and effects of legal proceedings.

You should not rely on forward-looking statements in this amended quarterly report. This amended quarterly report contains forward-looking statements that involve risks and uncertainties. We use words such as “anticipates,” “believes,” “plans,” “expects,” “future,” “intends,” and similar expressions to identify these forward-looking statements.  Prospective investors should not place undue reliance on these forward-looking statements, which apply only as of the date of this quarterly report.  Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons, including the risks faced by World Energy Solutions, Inc.  For example, a few of the uncertainties that could affect the accuracy of forward-looking statements include:

(a)

an abrupt economic change resulting in an unexpected downturn in demand;

(b)

governmental restrictions or excessive taxes on our products;

(c)

over-abundance of companies supplying energy conserving products and services;

(d)

economic resources to support the retail promotion of new products and services;

(e)

expansion plans, access to potential clients, and advances in technology; and

(f)

lack of working capital that could hinder the promotion and distribution of products and services to a broader based business and retail population.

EXPLANATORY NOTE

World Energy Solutions, Inc, d/b/a World Energy Solutions (the “Company”, “WES”, “WESI”, “we” or “us”) is filing this amendment to its Quarterly Report on Form 10-Q/A for the period ended June 30, 2008 that was originally filed on August 14, 2008 (the “Original 10-Q”) in response to comments received from the Securities and Exchange Commission’s Division of Corporation Finance. This amendment includes the following:

•      additional disclosure of management’s report regarding its assessment of disclosure controls and procedures as required by Item 307 of Regulation S-K; and

Other than as specified above, this amendment does not modify or affect the financial statements or the notes thereto in the Original 10-Q. This amendment does not reflect events occurring after the filing of the Original 10-Q and does not modify or update the disclosures therein in any way other than as required to reflect the amendments as described above and set forth below. Unless the statements indicate otherwise, as used in this amendment, the terms “Company,” “we,” “us” and “our” refer collectively to WES and its subsidiaries.

PART II

Item 4.  Controls and Procedures.

Item 4(T).  Controls and Procedures.

(a)

Management’s Conclusions Regarding Effectiveness of Disclosure Controls and Procedures.

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s Chief Executive Officer and Chief Financial Officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with U.S. generally accepted accounting principles.

With respect to the period ending June 30, 2008, under the supervision and with the participation of our management, we conducted an evaluation of the effectiveness of the design and operations of our disclosure controls and procedures,  as defined in Rules 13a-15(e) and 15d-15(e) promulgated under the Securities Exchange Act of 1934 and based on the criteria for effective internal control described in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

Based upon our evaluation regarding the period ending June 30, 2008, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, has concluded that its disclosure controls and procedures were not effective so as to timely identify, correct and disclose information required to be included in our Securities and Exchange Commission (“SEC”) reports due to the Company’s limited internal resources and lack of ability to have multiple levels of transaction review.  Through the use of external consultants and the review process, management believes that the financial statements and other information presented herewith are materially correct.

The Company’s disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives.  However, the Company’s management, including its Chief Executive Officer and Chief Financial Officer, does not expect that its disclosure controls and procedures will prevent all error and all fraud.  A control system, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met.  Further, the design of a control system must reflect the fact that there are resource constraints, and the benefit of controls must be considered relative to their costs.  Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected.

This report on internal controls over financial reporting shall not be deemed to be filed for purposes of Section 18 of the Securities Exchange Act of 1934, or otherwise subject to the liabilities of that section, and is not incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing.

(b) Changes in Internal Controls.

There have been no changes in the Company’s internal control over financial reporting during the period ended June 30, 2008 that have materially affected, or are reasonably likely to materially affect, the Company’s internal controls over financial reporting.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WORLD ENERGY SOLUTIONS, INC.

Date:  October __, 2008

/s/ BENJAMIN C. CROXTON

BENJAMIN C. CROXTON,

Chief Executive Officer

Chief Financial Officer